United States securities and exchange commission logo





                          October 22, 2021

       William Lis
       Chief Executive Officer
       Jasper Therapeutics, Inc.
       2200 Bridge Pkwy Suite #102
       Redwood City, CA 94065

                                                        Re: Jasper
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 18,
2021
                                                            File No. 333-260306

       Dear Mr. Lis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey T. Hartlin,
Esq.